Exhibit 99.1

Vermilion Energy Announces Netherlands Acquisition

CALGARY, Oct. 1, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We" or "Our") (TSX, NYSE: VET) is pleased to announce that it has entered into a definitive purchase and sale agreement with Northern Petroleum Plc. ("Northern") whereby Vermilion, through its wholly-owned subsidiary, will acquire 100% of the shares of Northern Petroleum Nederland B.V. ("NPN") (the "Acquisition").  NPN is the Netherlands subsidiary of UK-based Northern.  The purchase price, which is subject to customary closing adjustments (including working capital and cash flows between the effective and closing dates), is $27.5 million.  Vermilion will also grant Northern minority net profit participation rights on select license interests included in the Acquisition. The Acquisition has an effective date of January 1, 2013, and remains subject to customary conditions and receipt of all necessary regulatory approvals. The Acquisition is anticipated to close before the end of October, 2013, and will be funded with existing credit facilities.

The Acquisition includes interests in nine concessions, including six onshore licences in production or development, three onshore exploration licenses,  and one offshore production license ("P12") in the Netherlands (the "Assets").  The interests in the Drenthe IIIb, Drenthe IV, Oosterwolde, and Zuid Friesland III licenses are located in the northeastern region of the Netherlands in close proximity to Vermilion's existing concessions.  The remaining five onshore licenses include interests in Andel V, Engelen, Papekop, Utrecht, and Waalwijk, which are located in the southwestern region of the Netherlands.

All of the Assets to be acquired will be operated by Vermilion following closing of the Acquisition, with the exception of the offshore license P12, in which Vermilion will hold a 23.6% non-operated interest.  The Assets cover approximately 298,500 net acres, of which approximately 98 percent is currently undeveloped. Production from the Assets is expected to average approximately 600 boe per day in 2013, comprised of 99% natural gas that is expected to produce an operating netback in-line with Vermilion's operating netback for natural gas in the Netherlands. Proved plus probable reserves have been estimated for Vermilion by GLJ Petroleum Consultants Ltd. ("GLJ") to be approximately 2.3(1) million boe as of the effective date of the purchase.

Disregarding any value attributable to undeveloped land, acquisition metrics are estimated at $46,000 per boe per day and $11.74 per boe of proved plus probable reserves.  Using Vermilion's second quarter 2013 Netherland's operating netback for natural gas of $54.72 per boe(2) as a proxy and estimated 2013 production levels, the cost of the Acquisition is approximately 2.3 times estimated 2013 operating cash flow. Upon closing of the Acquisition, Vermilion will continue to maintain considerable financial flexibility, with approximately $700 million of remaining borrowing capacity and a net debt-to-fund flows from operations(2) ratio of approximately 1.1 times.

The Acquisition increases our undeveloped land base in the Netherlands to more than 780,000 net acres.  Vermilion has identified several development opportunities on the Assets that increase the already significant inventory of investment projects on our existing Netherlands asset base.  The Assets enhance our position as the second largest natural gas producer onshore in the Netherlands, and offer a strong fit with our current operations.  We believe this Acquisition is well aligned with our strategic objective to expand our exposure to European commodity markets.

About Vermilion

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of approximately 5% along with providing reliable and growing dividends.  Vermilion is targeting growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion pays a monthly dividend of Canadian $0.20 per share, which provides a current yield in excess of 4%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all stakeholders, featuring an 18-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(1)	Estimated proved plus probable reserves attributable to the Assets as evaluated by GLJ in a report dated September 16, 2013, with an effective date of December 31, 2012.

(2)	Fund flows from operations, net debt and netbacks are non-GAAP (as defined herein) measures that do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities. "Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital. "Net debt" is the sum of long-term debt and working capital as presented in Vermilion's consolidated balance sheets. Net debt is used by management to analyze the financial position and leverage of Vermilion. The most directly comparable GAAP measure is long-term debt. "Netbacks" are per boe and per mcf measures used in operational and capital allocation decisions. For relevant operating netback related disclosures please refer to the reconciliation contained on page 27 of management's discussion and analysis contained in Vermilion's Second Quarter 2013 Financial Report for the six months ended June 30, 2013 available on SEDAR or at the company's website (www.vermilionenergy.com).

DISCLAIMER

Certain statements included or incorporated by reference in this press release may constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this press release may include, but are not limited to:

•	anticipated closing date, sources of funds and anticipated acquisition metrics;
•	post-closing debt levels, remaining borrowing capacity, and net debt to funds flow ratio;
•	anticipated 2013 average production levels and anticipated netbacks from the Assets;
•	natural gas weighting of 2013 production;
•	development plans and strategic objectives;
•	the timing of regulatory proceedings and approvals and closing of the Acquisition;
•	post-closing working interests in the Assets;

Statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	satisfaction of all conditions to the proposed Acquisition and receipt of all necessary regulatory approvals.
•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out planned development activities;
•	the ability of Vermilion to market oil and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	currency, exchange and interest rates;
•	future oil and natural gas prices; and
•	Management's expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to proposed acquisitions, exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO; Anthony Marino, Executive VP & COO;  Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director Investor Relations

TEL (403) 269-4884   |   IR TOLL FREE 1-866-895-8101   |   investor_relations@vermilionenergy.com   |   www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:10e 01-OCT-13